SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)
                       (Amendment No. 2)*


                 Univision Communications Inc.
______________________________________________________________

                         (Name of Issuer)


                      Class A Common Stock
______________________________________________________________

                 (Title of Class of Securities)


                           914906102
_______________________________________________________________

                         (CUSIP Number)


                       December 31, 1998
_______________________________________________________________

     (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [x]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 914906102           13G               Page 2 of 8 Pages

 ________________________________________________________________
| 1. | NAMES OF REPORTING PERSONS                                |
|    | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)|
|    |                                                           |
|    |         Stephen P. Rader                                  |
|____|___________________________________________________________|
| 2. |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  [x] |
|    |                                                  (b)  [ ] |
|    |                                                           |
|____|___________________________________________________________|
| 3. | SEC USE ONLY                                              |
|    |                                                           |
|    |                                                           |
|____|___________________________________________________________|
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
|    |                                                           |
|    |     United States Citizen                                 |
|    |                                                           |
|____|___________________________________________________________|
|   NUMBER OF   | 5. | SOLE VOTING POWER                         |
|    SHARES     |    |             -0-                           |
| BENEFICIALLY  |____|___________________________________________|
|   OWNED BY    | 6. | SHARED VOTING POWER                       |
| EACH | | 1,935,192 Shares Class A Common Stock | | REPORTING |____|___________________________________________|
|    PERSON     | 7. | SOLE DISPOSITIVE POWER                    |
|     WITH      |    |             -0-                           |
|               |____|___________________________________________|
|               | 8. | SHARED DISPOSITIVE POWER                  |
|               |    | 1,935,192 Shares Class A Common Stock     |
|_______________|____|___________________________________________|
| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
|    | PERSON                                                    |
|    | 1,935,192 Shares Class A Common Stock                     |
|____|___________________________________________________________|
| 10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES     |
|    | CERTAIN SHARES*                                     [  ]  |
|    |                                                           |
|____|___________________________________________________________|
| 11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         |
|    | 3.1% of Class A Common Stock (see responses to Item 4)    |
|____|___________________________________________________________|
| 12.|  TYPE OF REPORTING PERSON*                                |
|    |                           IN                              |
|____|___________________________________________________________|

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 914906102           13G               Page 3 of 8 Pages

 ________________________________________________________________
| 1. | NAMES OF REPORTING PERSONS                                |
|    | I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)|
|    |                                                           |
|    |           Anne W. Rader                                   |
|____|___________________________________________________________|
| 2. |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [x]|
|    |                                                   (b)  [ ]|
|    |                                                           |
|____|___________________________________________________________|
| 3. | SEC USE ONLY                                              |
|    |                                                           |
|    |                                                           |
|____|___________________________________________________________|
| 4. | CITIZENSHIP OR PLACE OF ORGANIZATION                      |
|    |                                                           |
|    |     United States Citizen                                 |
|    |                                                           |
|____|___________________________________________________________|
|   NUMBER OF   | 5. | SOLE VOTING POWER                         |
|    SHARES     |    |          -0-                              |
| BENEFICIALLY  |____|___________________________________________|
|   OWNED BY    | 6. | SHARED VOTING POWER                       |
| EACH | | 1,935,192 Shares Class A Common Stock | | REPORTING |____|___________________________________________|
|    PERSON     | 7. | SOLE DISPOSITIVE POWER                    |
|     WITH      |    |           -0-                             |
|               |____|___________________________________________|
|               | 8. | SHARED DISPOSITIVE POWER                  |
|               |    | 1,935,192 Shares Class A Common Stock     |
|_______________|____|___________________________________________|
| 9. | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING     |
|    | PERSON                                                    |
|    | 1,935,192 Shares Class A Common Stock                     |
|____|___________________________________________________________|
| 10.| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES     |
|    | CERTAIN SHARES*                                       [  ]|
|    |                                                           |
|____|___________________________________________________________|
| 11.| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)         |
|    | 3.1% of Class A Common Stock (see responses to Item 4)    |
|____|___________________________________________________________|
| 12.|  TYPE OF REPORTING PERSON*                                |
|    |                           IN                              |
|____|___________________________________________________________|

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                 Page 4 of 8 Pages

Item 1(a).     Name of Issuer:

               Univision Communications Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1999 Avenue of the Stars, Suite 3050
               Los Angeles, California  90067

Item 2(a).     Name of Persons Filing:
Item 2(b).     Address of Principal Business Office:
Item 2(c).     Citizenship:

               Stephen P. Rader
               9465 Wilshire Boulevard, Suite 950
               Beverly Hills, California  90212
               (United States Citizen)

               Anne W. Rader
               9465 Wilshire Boulevard, Suite 950
               Beverly Hills, California  90212
               (United States Citizen)

Item 2(d).     Title of Class of Securities:

               Class A Common Stock

Item 2(e).     CUSIP Number:

               914906102

                                                 Page 5 of 8 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

  (a)   [   ]  Broker or dealer registered under Section 15 of the
               Exchange Act;

                  Not applicable.

  (b)   [   ]  Bank as defined in Section 3(a)(6) of the Exchange
               Act;

                  Not applicable.

  (c)   [   ]  Insurance company as defined in Section 3(a)(19) of
               the Exchange Act;

                  Not applicable.

  (d)   [   ]  Investment company registered under Section 8 of
               the Investment Company Act;

                  Not applicable.

  (e)   [   ]  An investment adviser in accordance with Rule 13d-
               1(b)(1)(ii)(E);

                  Not applicable.

  (f)   [   ]  An employee benefit plan or endowment fund in
               accordance with Rule 13d-1(b)(1)(ii)(F);

                  Not applicable.

  (g)   [   ]  A parent holding company or control person in
               accordance with Rule 13d-1(b)(1)(ii)(G);

                  Not applicable.

  (h)   [   ]  A savings association as defined in Section 3(b) of
               the Federal Deposit Insurance Act;

                  Not applicable.

  (i)   [   ]  A church plan that is excluded from the definition
               of an investment company under Section 3(c)(14) of the Investment Company Act;

                  Not applicable.

  (j)   [   ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Not applicable.

  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                  Not applicable.

                                                Page 6 of 8 Pages

Item 4.    Ownership

Stephen P. Rader

  (a)   Amount beneficially owned:

        1,935,192 shares of Class A Common Stock.

  (b)   Percent of class:

        3.1% of Class A Common Stock.

  (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:  None.

        (ii)  Shared power to vote or to direct the vote:
              1,935,192 shares of Class A Common Stock.

        (iii) Sole power to dispose or direct the disposition of: None.

        (iv) Shared power to dispose or to direct the disposition of: 1,935,192 shares of Class A Common
              Stock.

Anne W. Rader

  (a)   Amount beneficially owned:
        1,935,192 shares of Class A Common Stock.

  (b)   Percent of class:

        3.1% of Class A Common Stock.

  (c)   Number of shares as to which such person has:

        (i)   Sole power to vote or to direct the vote:  None.

        (ii)  Shared power to vote or to direct the vote:
              1,935,192 shares of Class A Common Stock.

        (iii) Sole power to dispose or direct the disposition of: None.

                                                 Page 7 of 8 Pages

        (iv) Shared power to dispose or to direct the disposition of: 1,935,192 shares of Class A Common
              Stock

Item 5.    Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

              Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Univision Communications Inc.

Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on by the
           Parent Holding Company.

               Not applicable.

Item 8.    Identification and Classification of Members of the
           Group.

               Not applicable.

Item 9.    Notice of Dissolution of Group.

               Not applicable.

Item 10.   Certifications.

               Not applicable.

                                                 Page 8 of 8 Pages

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1998.

Dated this 26th day of January, 1999.

                                /s/ Stephen P. Rader
                              -----------------------------------
                                     Stephen P. Rader

                                /s/ Anne W. Rader
                              -----------------------------------
                                     Anne W. Rader